January 11, 2016

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Michael Gershon Mary Beth Breslin

Re:	Acucela Inc.
Registration Statement on Form S-3 File No.: 333-208692 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Acucela Inc., a Washington Corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective at 2:00 p.m., New York City time, on January 13, 2016, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(Signature Page Follows)

January 11, 2016

We request that we be notified of such effectiveness by a telephone call to Andrew Bond at (206) 757-8325. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to Davis Wright Tremaine LLP, attention: Andrew Bond, via facsimile to (206) 757-7325.

Yours truly,

ACUCELA INC.

By:	/s/ John Gebhart
Name:	John Gebhart
Title:	Chief Financial Officer, Treasurer and Secretary

cc.	Broady Hodder, Davis Wright Tremaine LLP

Andrew Bond, Davis Wright Tremaine LLP